Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-176914

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated March 7, 2013.

Amendment No. 1 to Pricing Supplement to the Prospectus dated September 19, 2011,

the Prospectus Supplement dated September  19, 2011, the General Terms Supplement dated August 24, 2012 and the Product Supplement No. 1629 dated August 24, 2012 — No.

The Goldman Sachs Group, Inc. $ Autocallable Leveraged Buffered S&P Banks Select Industry Index-Linked Medium-Term Notes, Series D, due

The notes will not bear interest. The notes will mature on the stated maturity date (expected to be the third scheduled business day after the determination date) unless they are automatically called on the call observation date (expected to be between 13 and 15 months after the trade date). Your notes will be automatically called if the closing level of the S&P Banks Select Industry Index on the call observation date is equal to or greater than the initial index level (set on the trade date and may be higher or lower than the actual closing level of the index on the trade date), resulting in a payment on the call payment date (expected to be the third business day after the call observation date) equal to the face amount of your notes plus the product of the call premium amount of between 7.25% and 8.50% (set on the trade date) times the face amount of your notes. If your notes are called, the call premium you receive may be less than the increase in the index level from the trade date through the call observation date.

If your notes are not automatically called, the amount that you will be paid on your notes on the stated maturity date will be based on the performance of the index as measured from the trade date to and including the determination date (expected to be approximately 24 months after the trade date). If the final index level on the determination date is greater than the initial index level, the return on your notes will be positive. If the final index level declines by up to 10% from the initial index level, you will receive the face amount of your notes. If the final index level declines by more than 10% from the initial index level, you will receive less than the face amount of your notes. You could lose your entire investment in the notes.

If your notes are not automatically called, to determine your payment at maturity we will calculate the index return, which is the percentage increase or decrease in the final index level from the initial index level. On the stated maturity date, for each $1,000 face amount of your notes you will receive an amount in cash equal to:

•	if the index return is positive (the final index level is greater than the initial index level), the sum of (i) $1,000 plus (ii) the product of $1,000 times 1.5 times the index return;

•	if the index return is zero or negative but not below -10% (the final index level is equal to or less than the initial index level but not by more than 10%), $1,000; or

•

if the index return is negative and is below -10% (the final index level is less than the initial index level by more than 10%), the sum of (i) $1,000 plus (ii) the product of (a) approximately 1.1111 times (b) the sum of the index return plus 10% times (c) $1,000.

Your investment in the notes involves certain risks, including, among other things, our credit risk. See page

PS-10.

The foregoing is only a brief summary of the terms of your notes. You should read the additional disclosure provided herein so that you may better understand the terms and risks of your investment.

The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. (GS&Co.) and taking into account our credit spreads) is equal to approximately $         per $1,000 face amount, which is less than the original issue price. The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise will equal approximately $         per $1,000 face amount, which will exceed the estimated value of your notes as determined by reference to these models. The amount of the excess will decline on a straight line basis over the period from the trade date through                 .

Original issue date:	, 2013	Original issue price:	100.00% of the face amount
Underwriting discount:	% of the face amount	Net proceeds to the issuer:	% of the face amount

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co.

Pricing Supplement dated         , 2013.

The issue price, underwriting discounts and commissions and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Goldman Sachs may use this pricing supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below. Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, of The Goldman Sachs Group, Inc. relating to the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc., references to the “accompanying general terms supplement” mean the accompanying general terms supplement, dated August 24, 2012, of The Goldman Sachs Group, Inc. and references to the “accompanying product supplement no. 1629” mean the accompanying product supplement no. 1629, dated August 24, 2012, of The Goldman Sachs Group, Inc.

This section is meant as a summary and should be read in conjunction with the section entitled “General Terms of the Underlier-Linked Autocallable Notes” on page S-56 of the accompanying product supplement no. 1629 and “Supplemental Terms of the Notes” on page S-12 of the accompanying general terms supplement. Please note that certain features, as noted below, described in the accompanying product supplement no. 1629 and general terms supplement are not applicable to the notes. This pricing supplement supersedes any conflicting provisions of the accompanying product supplement no. 1629 or the accompanying general terms supplement.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Underlier: the S&P Banks Select Industry Index (Bloomberg symbol, “SPSIBK”)

Specified currency: U.S. dollars (“$”)

Terms to be specified in accordance with the accompanying product supplement no. 1629:

•	type of notes: notes linked to a single underlier

•	exchange rates: not applicable

•	averaging dates: not applicable

•	knock-out event: not applicable

•	redemption right or price dependent redemption right: yes, as described below

•	cap level: not applicable

•	call premium amount: yes, as described below

•	call level: yes, as described below

•	maturity date premium amount: not applicable

•	buffer level: yes, as described below

•	interest: not applicable

Face amount: each note will have a face amount of $1,000; $        in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Purchase at amount other than face amount: the amount we will pay you on the call payment date or the stated maturity date, as the case may be, for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the call payment date or the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Also, the stated buffer level would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at face amount. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face

Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS-13 of this pricing supplement

Supplemental discussion of U.S. federal income tax consequences: you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the underlier, as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-73 of the accompanying product supplement no. 1629. Pursuant to this approach, it is the opinion of Sidley Austin LLP that upon the sale, exchange, redemption or maturity of your notes, it would be reasonable for you to recognize capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time and your tax basis in your notes. Final regulations released by the U.S. Department of the Treasury on January 17, 2013 state that Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance” in the accompanying prospectus and “Supplemental Discussion of Federal Income Tax Consequences — Foreign Account Tax Compliance” in the accompanying product supplement no. 1629) will generally not apply to obligations that are issued prior to January 1, 2014; therefore, the notes will not be subject to FATCA withholding.

Cash settlement amount (on the call payment date): if your notes are automatically called, for each $1,000 face amount of your notes, we will pay you an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of $1,000 times the call premium amount

Cash settlement amount (on the stated maturity date): if your notes are not automatically called, for each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:

•

if the final underlier level is greater than the initial underlier level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the upside participation rate times (iii) the underlier return;

•	if the final underlier level is equal to or less than the initial underlier level but greater than or equal to the buffer level, $1,000; or

•

if the final underlier level is less than the buffer level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the buffer rate times (iii) the sum of the underlier return plus the buffer amount

Initial underlier level (to be set on the trade date and may be higher or lower than the actual closing level of the underlier on the trade date):

Final underlier level: the closing level of the underlier on the determination date, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-17 of the accompanying general terms supplement and subject to adjustment as provided under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-21 of the accompanying general terms supplement

Underlier return: the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a percentage

Upside participation rate: 150.00%

Buffer level: 90.00% of the initial underlier level

Buffer amount: 10.00%

Buffer rate: the quotient of the initial underlier level divided by the buffer level, which equals approximately 111.11%

Call observation date (to be set on the trade date): expected to be between 13 and 15 months after the trade date, subject to adjustment as described under “Supplemental Terms of the Notes — Call Observation Dates” on page S-15 of the accompanying general terms supplement

Call payment date (to be set on the trade date): expected to be the third business day after the call observation date, subject to postponement as described under “Supplemental Terms of the Notes— Call Payment Dates” on page S-12 of the accompanying general terms supplement

Call premium amount (to be set on the trade date): expected to be between 7.25% and 8.50%

Call level: 100.00% of the initial underlier level with respect to the call observation date

Trade date:

Original issue date (settlement date) (to be set on the trade date): expected to be the fifth scheduled business day following the trade date

Determination date (to be set on the trade date): a specified date that is expected to be approximately 24 months after the trade date, subject to adjustment as described under “Supplemental Terms of the Notes — Determination Date” on page S-13 of the accompanying general terms supplement

Stated maturity date (to be set on the trade date): a specified date that is expected to be the third scheduled business day after the determination date, subject to adjustment as described under “Supplemental Terms of the Notes — Stated Maturity Date” on page S-12 of the accompanying general terms supplement

No interest: the offered notes will not bear interest

No listing: the offered notes will not be listed on any securities exchange or interdealer quotation system

Redemption: as described under “General Terms of the Underlier-Linked Autocallable Notes — Redemption of Your Notes” on page S-56 of the accompanying product supplement no. 1629

Closing level: as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Closing Level” on page S-25 of the accompanying general terms supplement

Business day: as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-25 of the accompanying general terms supplement

Trading day: as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Trading Day” on page S-25 of the accompanying general terms supplement

Use of proceeds and hedging: as described under “Use of Proceeds” and “Hedging” on page S-71 of the accompanying product supplement no. 1629

ERISA: as described under “Employee Retirement Income Security Act” on page S-80 of the accompanying product supplement no. 1629

Supplemental plan of distribution: as described under “Supplemental Plan of Distribution” on page S-81 of the accompanying product supplement no. 1629; The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $            .

The Goldman Sachs Group, Inc. expects to agree to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. expects to agree to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement. The underwriting discount set forth on the cover page of this pricing supplement per $1,000 face amount is comprised of $         of underwriting fees and $         of selling commission.

We expect to deliver the notes against payment therefor in New York, New York on        , 2013, which is expected to be the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any day prior to three business days before delivery will be required, by virtue of the fact that the notes are initially expected to settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. However, neither Goldman, Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Calculation agent: Goldman, Sachs & Co.

CUSIP no.:

ISIN no.:

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following table, examples and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical underlier levels on the call observation date or the determination date could have on the cash settlement amount on the call payment date or on the stated maturity date, as the case may be, assuming all other variables remain constant.

The examples below are based on a range of underlier levels that are entirely hypothetical; no one can predict what the closing level of the underlier will be on any day throughout the life of your notes, and no one can predict what the underlier level will be on the call observation date or on the determination date. The underlier has been highly volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the call payment date or the stated maturity date, as the case may be. If you sell your notes in a secondary market prior to the call payment date or the stated maturity date, as the case may be, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates, the volatility of the underlier and our creditworthiness. In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co.) will be less than the original issue price of your notes. For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will Be Less Than the Original Issue Price Of Your Notes” on page PS-10 of this pricing supplement. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000
Upside participation rate	150.00%
Call level on the call observation date	100.00% of the initial underlier level
Call premium amount	7.25%
Buffer level	90.00% of the initial underlier level
Buffer rate	approximately 111.11%
Buffer amount	10.00%

Neither a market disruption event nor a non-trading day occurs on the originally scheduled call observation date or the originally scheduled determination date

No change in or affecting any of the underlier stocks or the method by which the underlier sponsor calculates the underlier

Notes purchased on original issue date at the face amount and held to the call payment date or the stated maturity date

Moreover, we have not yet set the initial underlier level that will serve as the baseline for determining the underlier return and the amount that we will pay on your notes, if any, on the call payment date or at maturity. We will not do so until the trade date. As a result, the actual initial underlier level may differ substantially from the underlier level prior to the trade date and may be higher or lower than the actual closing level of the underlier on the trade date.

For these reasons, the actual performance of the underlier over the life of your notes, as well as the amount payable on the call payment date or at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement. For information about the historical levels of the underlier during recent periods, see “The Underlier — Historical High, Low and Closing Levels of the Underlier” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

If your notes are automatically called on the call observation date (i.e., on the call observation date the closing level of the underlier is equal to or greater than the call level), the cash settlement amount that we would deliver for each $1,000 face amount of your notes on the call payment date would be the sum of $1,000 plus the product of the call premium amount times $1,000. If, for example, the closing level of the underlier on the call observation date were determined to be 120.000% of the initial underlier level, your notes would be automatically called and the cash settlement amount that we would deliver on your notes on the call payment date would be 107.250% of the face amount of your notes or $1,072.50 for each $1,000 of the face amount of your notes.

If the notes are not called on the call observation date (i.e., on the call observation date the closing level of the underlier was less than the call level), the cash settlement amount we would deliver for each $1,000 face amount of your notes on the stated maturity date will depend on the performance of the underlier on the determination date, as shown in the table below. The table below assumes that the notes have not been automatically called on the call observation date and reflects hypothetical cash settlement amounts that you could receive on the stated maturity date. The levels in the left column represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.

The Notes Have Not Been Automatically Called

Hypothetical Final Underlier Level on the Determination Date (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount at Maturity if the Notes Have Not Been Called on the Call Observation Date (as Percentage of Face Amount)
150.000%	175.000%
140.000%	160.000%
130.000%	145.000%
120.000%	130.000%
110.000%	115.000%
102.000%	103.000%
100.000%	100.000%
96.000%	100.000%
95.000%	100.000%
92.000%	100.000%
90.000%	100.000%
75.000%	83.333%
50.000%	55.556%
25.000%	27.778%
0.000%	0.000%

If, for example, the notes have not been automatically called on the call observation date and the final underlier level were determined to be 25.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be approximately 27.778% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose approximately 72.222% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).

The following chart also shows a graphical illustration of the hypothetical cash settlement amounts (expressed as a percentage of the face amount of your notes) that we would pay on your notes on the stated maturity date, if the notes have not been automatically called and the final underlier level (expressed as a percentage of the initial underlier level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of less than 90.000% (the section left of the 90.000% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than 100.000% of the face amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes.

The cash settlement amounts shown above are entirely hypothetical; they are based on market prices for the underlier stocks that may not be achieved on the call observation date or the determination date, as the case may be, and on assumptions that may prove to be erroneous. The actual market value of your notes on the call payment date, the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical cash settlement amounts on notes held to the call payment date or the stated maturity date, as the case may be, in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to the Underlier-Linked Autocallable Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-53 of the accompanying product supplement no. 1629.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual closing level of the underlier on the call observation date or the determination date or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the call payment date or the stated maturity date. The actual amount that you will receive, if any, on the call payment date or at maturity and the rate of return on the offered notes will depend on the actual initial underlier level and call premium amount we will set on the trade date and the actual closing level of the underlier on the call observation date or the determination date determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the call payment date or the stated maturity date may be very different from the information reflected in the table, examples and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated September 19, 2011, “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement, and “Additional Risk Factors Specific to the Underlier-Linked Autocallable Notes” in the accompanying product supplement no. 1629. You should carefully review these risks as well as the terms of the notes described herein and in the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, the accompanying general terms supplement, dated August 24, 2012, and the accompanying product supplement no. 1629, dated August 24, 2012, of The Goldman Sachs Group, Inc. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks comprising the underlier to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade

Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will Be Less

Than the Original Issue Price Of Your Notes

The original issue price for your notes will exceed the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to Goldman, Sachs & Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth on the cover of this pricing supplement; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, our creditworthiness and other relevant factors. The price at which Goldman, Sachs & Co. would initially buy or sell your notes (if Goldman, Sachs & Co. makes a market, which it is not obligated to do), and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise, will also exceed the estimated value of your notes as determined by reference to these models. The amount of this excess will decline on a straight line basis over the period from the date hereof through the applicable date set forth on the cover. Thereafter, if Goldman, Sachs & Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which Goldman, Sachs & Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed on the front cover of this pricing supplement, Goldman, Sachs & Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “Additional Risk Factors Specific to the Underlier-Linked Autocallable Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-53 of the accompanying product supplement no. 1629.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to Goldman, Sachs & Co. and the amounts Goldman, Sachs & Co. pays to us in connection with your notes. We pay to Goldman, Sachs & Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity. In return for such payment, Goldman, Sachs & Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that Goldman, Sachs & Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to Goldman, Sachs & Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount. This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes at any price and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Underlier-Linked Autocallable Notes — Your Notes May Not Have an Active Trading Market” on page S-53 of the accompanying product supplement no. 1629.

The Notes Are Subject to the Credit Risk of the Issuer

Although the return on the notes will be based on the performance of the underlier, the payment of any amount due on the notes is subject to our credit risk. The notes are our unsecured obligations. Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series D Program — How the Notes Rank Against Other Debt” on page S-4 of the accompanying prospectus supplement.

The Cash Settlement Amount You May Receive on the Call Payment Date Will Be Capped

Regardless of the closing level of the underlier on the call observation date, the cash settlement amount you may receive on the call payment date is capped. Even if the closing level of the underlier on the call observation date exceeds the initial underlier level, causing the notes to be automatically called, the cash settlement amount on the call payment date will be capped, and you will not benefit from any increases in the closing level of the underlier above the initial underlier level on the call observation date. If your notes are automatically called on the call observation date, the maximum payment you will receive for each $1,000 face amount of your notes will depend on the call premium amount, which will be set on the trade date and is expected to be between 7.25% and 8.50% (resulting in a maximum payment of between $1,072.50 and $1,085.00).

The Cash Settlement Amount You Will Receive on a Call Payment Date or on the Stated Maturity

Date is Not Linked to the Closing Level of the Underlier at Any Time Other Than on the Call

Observation Date or the Determination Date, as the Case May Be

The cash settlement amount you will receive on the call payment date, if any, will be paid only if the closing level of the underlier on the call observation date is equal to or greater than the initial underlier level. Therefore, the closing level of the underlier on dates other than the call observation date will have no effect on any cash settlement amount paid in respect of your notes on the call payment date. In addition, the cash settlement amount you will receive on the stated maturity date, if any, will be based on the closing level of the underlier on the determination date. Therefore, for example, if the closing level of the underlier dropped precipitously on the determination date, the cash settlement amount for the notes would be significantly less than it would otherwise have been had the cash settlement amount been linked to the closing level of the underlier prior to such drop. Although the actual closing level of the underlier on the call payment date, stated maturity date or at other times during the life of the notes may be higher than the closing level of the underlier on the call observation date or the determination date, you will not benefit from the closing levels of the underlier at any time other than on the call observation date or on the determination date.

Your Notes Are Subject to Automatic Redemption

We will call and automatically redeem all, but not part, of your notes on the call payment date if the closing level of the underlier on the call observation date is greater than or equal to the call level. Therefore, the term for your notes may be reduced to as short as thirteen months after the original issue date. You may not be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are called prior to maturity.

You May Lose Your Entire Investment in the Notes

You can lose your entire investment in the notes. If the notes have not been automatically called, the cash payment on your notes, if any, on the stated maturity date will be based on the performance of the S&P Banks Select Industry Index as measured from the initial underlier level set on the trade date (which could be higher or lower than the actual closing level of the underlier on the trade date) to the closing level on the determination date. If the final underlier level for your notes is less than the buffer level, you will have a loss for each $1,000 of the face amount of your notes equal to the product of the buffer rate times the sum of the underlier return plus the buffer amount times $1,000. Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

Your Notes Will Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

You Have No Shareholder Rights or Rights to Receive Any Underlier Stock

Investing in your notes will not make you a holder of any of the underlier stocks. Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive dividends or other distributions, any rights to make a claim against the underlier stocks or any other rights with respect to the underlier stocks. Your notes will be paid in cash and you will have no right to receive delivery of any underlier stocks.

The Performance of the Underlier Is Likely To Differ from the Performance of the S&P Total Market

Index

Although the underlier consists of companies drawn from the universe of companies included in the S&P Total Market Index, the companies comprising the underlier represent only certain sub-indices as further described below. As a result, the performance of the underlier is likely to differ from the performance of the S&P Total Market Index because the composition and weighting of the underlier differs markedly from the composition and weighting of the S&P Total Market Index. As a result, the return on the notes will not be the same as a debt security with a payment at maturity based on the performance of the S&P Total Market Index.

Standard &Poor’s May Adjust the Underlier in a Way That Affects Its Level, and S&P Has No

Obligation to Consider Your Interests

S &P is responsible for calculating and maintaining the underlier and the S&P Total Market Index from which the underlier is derived. S&P can add, delete or substitute the stocks comprising the underlier or the S&P Total Market Index or make other methodological changes that could change the level of the underlier. Any such additions, deletions, substitutions or other methodological changes with respect to the underlier or the S&P Total Market Index could affect the level of the underlier. You should realize that the underlier may be affected by changing the companies included in it, because a newly added company may perform significantly better or worse than the company or companies it replaces. Additionally, S&P may alter, discontinue or suspend calculation or dissemination of the underlier or the S&P Total Market Index. Any of these actions could adversely affect the value of the notes. S&P has no obligation to consider your interests in calculating or revising the underlier or the S&P Total Market Index. See “The Underlier” below.

The Underlier Is Concentrated in the Banking Sector and Related Sub-Industries

All or substantially all of the stocks that are included in the underlier are issued by companies that are classified in the GICS asset management & custody banks, diversified banks, regional banks, regional banks, other diversified financial services and thrifts & mortgage finance sub-industries. Because the value of the notes is based on the performance of the underlier, an investment in these notes will be concentrated in the banking sector and the related sub-industries. As a result, the value of the notes may be subject to greater volatility and may be more adversely affected by a single economic, political or regulatory occurrence affecting the banking industry or one of the related sub-industries included in the underlier than a different investment linked to securities of a more broadly diversified group of companies.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be

Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms

of the Notes Will be Negatively Affected

The cash settlement amount you will be paid for your notes on the call payment date or the stated maturity date, as the case may be, will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the call payment date or the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the call payment date or the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the buffer level on the return on your investment will depend upon the price you pay for your notes relative to face amount. For example, the buffer level, while still providing some protection for the return on the notes, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

Your Notes May Be Subject to an Adverse Change in Tax Treatment in the Future

The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as your notes that are currently characterized as pre-paid derivative contracts, and any such guidance could adversely affect the tax treatment and the value of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax. Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes. We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences” on page S-73 of the accompanying product supplement no. 1629. You should consult your own tax adviser about this matter. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-73 of the accompanying product supplement no. 1629 unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

THE UNDERLIER

We have derived all information contained in this pricing supplement regarding the S&P Banks Select Industry Index, which we refer to as the underlier, including, without limitation, the make-up, method of calculation and changes in the stocks comprising the underlier, from publicly available information. This information reflects the policies of, and is subject to change by, Standard & Poor’s Financial Services LLC (“S&P”). We have not independently verified the information derived from these public sources, and we make no representation or warranty as to the accuracy of such information. Additional information is available on the following website: http://us.spindices.com/indices/equity/sp-banks-select-industry-index. We are not incorporating by reference the website or any material it includes in this pricing supplement.

The S&P Banks Select Industry Index

The S&P Banks Select Industry Index is managed by S&P and is an equal-weighted index that is designed to measure the performance of the banking sub-industry portion of the S&P Total Market Index, a benchmark index that includes all U.S. common equities listed on the NYSE (including NYSE Arca), the NYSE Amex, the NASDAQ Global Select Market, the NASDAQ Select Market and the NASDAQ Capital Market. The underlier is one of the 25 sub-industry sector indexes S&P maintains that are derived from a portion of the stocks comprising the S&P Total Market Index. An equal weight index is one where every stock has the same weight in the index. As such, the underlier must be rebalanced from time to time to re-establish the proper weighting.

Eligibility for Inclusion in the Underlier

Selection for the underlier is based on a company’s GICS® classification, as well as liquidity and market capitalization requirements. In addition, only U.S. companies are eligible for inclusion in the underlier. GICS® classifications are determined by S&P using criteria it has selected or developed. Index and classification system sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed only in one sector. As a result, sector comparisons between indices with different sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

To be eligible for inclusion in the underlier, stocks must be in the S&P Total Market Index and satisfy the following combined size and liquidity criteria: float-adjusted market capitalization above $2 billion and float-adjusted liquidity ratio above 100%. The float-adjusted liquidity ratio is defined as the dollar value traded over the previous 12 months divided by the float-adjusted market capitalization as of the underlier’s rebalancing reference date.

All companies in the related GICS® sub-industry satisfying the above requirements are included in the underlier and the total number of companies in the underlier should be at least 35. If there are fewer than 35 companies, then companies from a supplementary list of sub-industries that meet the market capitalization and liquidity thresholds described above are added sequentially in order of float-adjusted market capitalization. If there are still fewer than 35 companies in the underlier, the market capitalization requirements may be relaxed to reach 22 companies.

With respect to liquidity, the length of time to evaluate liquidity is reduced to the available trading period for companies that recently became public or companies that were spun-off from other companies, the stocks of which therefore do not have 12 months of trading history.

Current Composition of the Underlier

As of December 31, 2012, the underlier was comprised of the stocks of 40 companies. The underlier comprises stocks in the S&P Total Market Index that are classified in the GICS asset management & custody banks, diversified banks, regional banks, regional banks, other diversified financial services and thrifts & mortgage finance sub-industries.

As of March 4, 2013, the stocks of the following companies were the ten largest companies (by percentage weight) in the underlier:

S&P Banks Select Industry Index

Top Ten Holdings

Underlier Stock Issuer:	Percentage (%)
Popular Inc (Puerto Rico)	3.0163
SVB Financial Group	2.7835
Comerica Inc (MI)	2.7329
TCF Financial Corp (MN)	2.6500
East West Bancorp Inc	2.6497
Capitalsource Inc	2.6365
Ocwen Financial Corp	2.6293
Zions Bancorp (UT)	2.6181
Regions Financial Corp	2.6101
Huntington Bancshares (OH)	2.6074
Total:	26.9338%

As of December 31, 2012, the following companies were included in the underlier:

Companies Included in the Underlier

Bank of America Corp

Northern Trust Corp (IL)

Regions Financial Corp

Comerica Inc (MI)

Fifth Third Bancorp (OH)

First Horizon National Corp

Citigroup Inc

SunTrust Banks Inc (GA)

PNC Financial Services Group

SVB Financial Group

Signature Bank NY

The Bank of New York Mellon Corp

Zions Bancorp (UT)

First Niagara Financial Group Inc

TCF Financial Corp (MN)

Huntington Bancshares (OH)

KeyCorp

Wells Fargo & Co

Associated Banc-Corp (IL)

BB&T Corp

New York Community Bancorp Inc

JP Morgan Chase & Co

East West Bancorp Inc

First Republic Bank

Popular Inc (Puerto Rico)

CIT Group Inc

Hudson City Bancorp

US Bancorp

City National Corp (CA)

Bank of Hawaii Corp

Cullen Frost Bankers (TX)

M&T Bank Corp

Prosperity Bancshares Inc

Ocwen Financial Corp

Commerce Bancshares Inc (MO)

People’s United Financial Inc

Capitalsource Inc

Hancock Hldgs Co

Valley National Bancorp (NJ)

Fulton Financial Corp (PA)

Calculation of the Underlier

The underlier is calculated as the index market value divided by the divisor. In an equal weighted index like the underlier, the market capitalization of each stock used in the calculation of the index market value is redefined so that each stock has an equal weight in the underlier on each rebalancing date. The adjusted market capitalization for each stock in the underlier is calculated as the product of the stock price, the number of shares outstanding, the stock’s float factor and the adjustment factor.

A stock’s float factor refers to the number of shares outstanding that are not closely held shares. S&P indices exclude closely held shares from the underlier calculation because such shares are not available to investors. For each stock, S&P calculates an Investable Weight Factor (IWF) which is the percentage of total shares outstanding that are included in the underlier calculation.

The adjustment factor for each stock is assigned at each rebalancing date and is calculated by dividing a specific constant set for the purpose of deriving the adjustment factor (often referred to as modified index shares) by the number of stocks in the underlier multiplied by the float adjusted market value of such stock on such rebalancing date.

Adjustments are also made to ensure that there are no stocks whose weight in the underlier is more than can be traded in a single day for a $500 million portfolio. A maximum basket liquidity weight for each stock in the underlier is calculated using the ratio of its three-month average daily value traded to $500 million. Each stock’s weight in the underlier is then compared to its maximum basket liquidity rate and is set to the lesser of (1) its maximum basket liquidity weight or (2) its initial equal weight. All excess weight is redistributed across the underlier to the uncapped stocks. If necessary, a final adjustment is made to ensure that no stock in the underlier has a weight greater than 4.5%. No further adjustments are made even if the latter step forces the weight of those stocks limited to their maximum basket liquidity weight to exceed that weight. If the underlier contains exactly 22 companies as of the rebalancing effective date, the underlier will be equally weighted without basket liquidity constraints.

The underlier is calculated by using the divisor methodology used in all S&P’s equity indices. The initial divisor was set to have a base value of 1,000 on June 20, 2003. The underlier value is the underlier market value divided by the underlier divisor. In order to maintain underlier series continuity, it is also necessary to adjust the divisor at each rebalancing. Therefore, the divisor (after rebalancing) equals the underlier market value (after rebalancing) divided by underlier value before rebalancing. By itself, the divisor is an arbitrary number. However, in the context of the calculation of underlier, it keeps the underlier comparable over time and is one manipulation point for adjustments to the underlier, which we refer to as maintenance of the underlier.

Maintenance of the Underlier

The composition of the underlier is reviewed quarterly. Rebalancing occurs after the closing of the relevant U.S. trading markets on the third Friday of the month ending that fiscal quarter. The reference date for additions and deletions is the last trading day of the previous month. Existing companies in the underlier are removed at the quarterly rebalancing if either their float-adjusted capitalization falls below $1 billion or their float-adjusted liquidity ratio falls below 50%. Additional companies typically are not added between rebalancing dates. However, a company will be deleted from the underlier if the S&P Total Market Index deletes that company. If a company deletion causes the number of companies in the underlier to fall below 22, an addition will be made to the underlier at that time. The newly added company will be added to the underlier at the weight of the deleted company. If the stock was deleted at $0.00, the newly added stock will be added at the deleted stock’s previous day’s closing value (or the most immediate prior business day that the deleted stock was not valued at $0.00) and an adjustment to the divisor will be made. At the next rebalancing, the underlier will be rebalanced based on the eligibility requirements and equal-weight methodology discussed above. In the case of GICS® changes, where a company does not belong to the banking sub-industry or another qualifying sub-industry after the classification change, it is removed from the underlier on the next rebalancing date. In the case of a spin-off that is treated as a deletion or addition in the S&P Total Market Index, no weight adjustment is made to the underlier and price adjustments follow the announced S&P Total Market Index action. The number of index shares is adjusted so that the company’s weight remains the same as its weight before the spin-off.

Adjustments are made to the underlier in the event of certain corporate actions relating to the stocks included in the underlier, including spin-offs, mergers, rights offerings, stock splits and special dividends as specified below.

The table below summarizes the types of underlier maintenance adjustments:

Type of Corporate Action	Adjustment Factor	Divisor Adjustment Required
Spin-Off	In general and subject to certain exceptions, both the parent company and spin-off companies will remain in the underlier until the next underlier rebalancing, regardless of whether they conform to the theme of the underlier. When there is no market-determined price available for the spin, the spin is added to the underlier at zero price at the close of the day before the ex-date.	No

Rights Offering	Price is adjusted to equal (i) price of parent company minus	No

(ii) price of rights subscription divided by the rights ratio.

Stock split (e.g., 2-for-1), stock dividend or reverse stock split	Underlier shares multiplied by split factor (i.e., 2); stock price divided by split factor (i.e., 2)	No

Share issuance, share repurchase, equity offering or warrant conversion	None	No

Special dividends	Price of the stock making the special dividend payment is reduced by the per share special dividend amount after the close of trading on the day before the dividend ex-date	Yes

Unscheduled Market Closures

In situations where an exchange is forced to close early due to unforeseen events, such as computer or electric power failures, weather conditions or other events, S&P will calculate the closing price of the stocks in the underlier based on (1) the closing prices published by the exchange, or (2) if no closing price is available, the last regular trade reported before the exchange closed. In all cases, the prices will be from the primary exchange for each stock in the underlier. If an exchange for a stock fails to open due to unforeseen circumstances, S&P will use the prior day’s closing prices for such stock. If all exchanges fail to open, S&P may determine not to publish the underlier for that day.

Historical High, Low and Closing Levels of the Underlier

The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the underlier during any period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the underlier as an indication of the future performance of the underlier. We cannot give you any assurance that the future performance of the underlier or the underlier stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date. During the period from January 2, 2008 through March 6, 2013, there were 800 24-month periods, the first of which began on January 2, 2008 and the last of which ended on March 6, 2013. In 346 of such 800 24-month periods the closing level of the underlier on the final date of such period fell below 90.00% of the closing level of the underlier on the initial date of such period. Therefore, during approximately 43.25% of such 24-month periods, if you had owned notes with terms similar to these notes, you may have received less than the face amount of such notes at maturity. (We calculated these figures using fixed 24-month periods and did not take into account holidays or non-business days. Also, in calculating these figures we have assumed that the notes have not been automatically called.)

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier. The actual performance of the underlier over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels shown below.

The table below shows the high, low and final closing levels of the underlier for each of the four calendar quarters in 2010, 2011, 2012 and the first calendar quarter of 2013 (through March 6, 2013). We obtained the closing levels listed in the table below from Bloomberg Financial Services, without independent verification.

Quarterly High, Low and Closing Levels of the Underlier

	High	Low	Close
2010
Quarter ended March 31	556.55	475.12	550.24
Quarter ended June 30	608.34	494.11	494.11
Quarter ended September 30	541.62	460.41	496.58
Quarter ended December 31	561.81	480.40	558.83
2011
Quarter ended March 31	583.03	534.13	548.03
Quarter ended June 30	561.81	499.25	518.56
Quarter ended September 30	527.22	370.72	377.32
Quarter ended December 31	449.04	359.76	434.84
2012

Quarter ended March 31	535.38	445.48	524.32
Quarter ended June 30	527.77	441.84	483.13
Quarter ended September 30	537.64	463.48	515.04
Quarter ended December 31	534.05	486.60	523.91
2013
Quarter ending March 31 (through March 6, 2013)	580.80	540.56	580.80

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Pricing Supplement

Page
Summary Information	PS-2
Hypothetical Examples	PS-6
Additional Risk Factors Specific to Your Notes	PS-10
The Underlier	PS-14

Product Supplement No. 1629 dated August 24, 2012
Summary Information	S-1
Hypothetical Returns on the Underlier-Linked Autocallable Notes	S-23
Additional Risk Factors Specific to the Underlier-Linked Autocallable Notes	S-50
General Terms of the Underlier-Linked Autocallable Notes	S-56
Use of Proceeds	S-71
Hedging	S-71
Supplemental Discussion of Federal Income Tax Consequences	S-73
Employee Retirement Income Security Act	S-80
Supplemental Plan of Distribution	S-81

General Terms Supplement dated August 24, 2012
Additional Risk Factors Specific to the Notes	S-1
Supplemental Terms of the Notes	S-12
The Underliers	S-31
Licenses	S-32
S&P 500® Index	S-32
MSCI Indices	S-37
Hang Seng China Enterprises Index	S-44
Russell 2000® Index	S-48
FTSE® 100 Index	S-54
Euro STOXX 50® Index	S-58
TOPIX	S-63
The Dow Jones Industrial AverageSM	S-68
The iShares® MSCI Emerging Markets Index Fund	S-70

Prospectus Supplement dated September 19, 2011
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-25
Employee Retirement Income Security Act	S-26
Supplemental Plan of Distribution	S-27
Validity of the Notes	S-28

Prospectus dated September 19, 2011
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	48
Description of Units We May Offer	53
Description of Preferred Stock We May Offer	58
The Issuer Trusts	65
Description of Capital Securities and Related Instruments	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	88
Legal Ownership and Book-Entry Issuance	92
Considerations Relating to Floating Rate Debt Securities	97
Considerations Relating to Securities Issued in Bearer Form	98
Considerations Relating to Indexed Securities	102
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	105
Considerations Relating to Capital Securities	108
United States Taxation	112
Plan of Distribution	135
Conflicts of Interest	137
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	139
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	140

$

The Goldman Sachs Group, Inc.

Autocallable Leveraged Buffered S&P Banks Select Industry Index-Linked Medium-Term Notes, Series D, due

Goldman, Sachs & Co.